Sanofi-aventis and Regeneron

expand strategic Antibody Collaboration

•	New agreements expand and extend November 2007 antibody collaboration

•	Collaboration goal is to advance 4 to 5 antibodies per year into clinical development

•	Sanofi-aventis to fund up to $160M annually for Regeneron antibody discovery research until end of 2017

Paris, France – November 10, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Regeneron Pharmaceuticals, Inc. (Nasdaq: REGN) announced today that they have entered into agreements to expand and extend their existing global collaboration to discover, develop, and commercialize fully-human therapeutic monoclonal antibodies.

Sanofi-aventis will increase its annual funding commitment from $100M to $160 million beginning in 2010, and the research funding will now extend through 2017. The companies aim to advance an average of four to five antibodies into clinical development each year. In addition to its VelocImmune technology, Regeneron will contribute to the collaboration its next generation technologies related to antibody generation.

Sanofi-aventis has an option to extend the discovery program for up to an additional three years for further antibody development and preclinical activities. The amendments announced today do not change the financial terms of the November 2007 agreement governing the development and commercialization of antibody drug candidates arising from the discovery collaboration.

“The first two years of our collaboration with sanofi-aventis have been extremely productive, with five VelocImmune® human antibodies in or entering clinical development,” commented Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of Regeneron. “The expansion of our collaboration provides even greater resources over a longer time horizon and will boost our efforts to build a deep pipeline of new human antibody product candidates. Sanofi-aventis is an ideal partner with the expertise and global reach to collaborate with us on our mission to bring important new medicines to patients around the world.”

“This collaboration expansion demonstrates sanofi-aventis’ commitment to become a key player in the field of monoclonal antibodies and our confidence in our partner Regeneron,” declared Marc Cluzel, Executive Vice President, R&D, sanofi-aventis. “It will further fuel our product pipeline and will allow us bring multiple antibody product candidates into the clinic, thereby significantly increasing the chance of providing patients access to innovative drugs in various therapeutic areas.”

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To date, Regeneron and sanofi-aventis have advanced four therapeutic antibodies into clinical development and have filed an IND for a fifth additional antibody. Among the four antibodies in clinical development, three are antibodies to (1) the Interleukin-6 receptor (IL-6R), being developed for the treatment of rheumatoid arthritis, (2) Nerve Growth Factor, being developed for the treatment of pain, and (3) Delta-like Ligand 4 (Dll4), being developed for the treatment of advanced malignancies. The targets of the two other antibodies have not been disclosed.

About the collaboration

The antibody collaboration entered into in November 2007 was scheduled to expire at year-end 2012. As amended, the collaboration will continue at higher levels of funding through 2017. As under the original terms, sanofi-aventis has the exclusive option to co-develop with Regeneron each antibody drug candidate discovered under the collaboration. Development costs for drug candidates co-developed by the parties will be shared, with sanofi-aventis funding development costs up front and Regeneron reimbursing half of the development costs for all collaboration drug candidates from Regeneron’s share of future profits from commercialization of collaboration products to the extent future profits are sufficient for this purpose. In the United States, profits will be shared equally, while outside the United States, profits will be split on a pre-determined sliding scale with sanofi-aventis’ share ranging from 65 percent to 55 percent.

For any products successfully developed as part of the collaboration, sanofi-aventis will take the lead in commercialization activities and will consolidate the sales. Regeneron will have the right to co-promote any and all collaboration products worldwide. In addition, Regeneron is entitled to receive up to a total of $250 million of sales milestone payments when collaboration products achieve certain aggregate annual ex-U.S. sales levels, starting at $1 billion.

About Regeneron Pharmaceuticals, Inc.

Regeneron is a fully integrated biopharmaceutical company that discovers, develops, and commercializes medicines for the treatment of serious medical conditions. In addition to ARCALYST(R) (rilonacept) Injection for Subcutaneous Use, its first commercialized product, Regeneron has therapeutic candidates in clinical trials for the potential treatment of cancer, eye diseases, inflammatory diseases, and pain, and has preclinical programs in other diseases and disorders. Additional information about Regeneron and recent news releases are available on Regeneron’s web site at www.regeneron.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit : www.sanofi-aventis.com

Forward Looking Statements for Regeneron

This news release discusses historical information and includes forward-looking statements about Regeneron and its products, programs, finances, and business, all of which involve a number of risks and uncertainties, such as risks associated with preclinical and clinical development of its drug candidates, determinations by regulatory and administrative governmental authorities which may delay or restrict the ability to continue to develop or commercialize its drug candidates, competing drugs that are superior to its product candidates, unanticipated expenses, the availability and cost of capital, the costs of developing, producing, and selling products, the potential for any collaboration agreement, including its agreements with the sanofi-aventis Group and Bayer HealthCare, to be canceled or to terminate without any product success, risks associated with third party intellectual property, and other material risks. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission (SEC), including its Form 10-Q for the quarter ended September 30, 2009. Regeneron does not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise unless required by law.

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Forward Looking Statements for sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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